

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 11, 2010

Mr. Anthony L. Genito
Chief Financial Officer
Spectrum Brands, Inc.
Six Concourse Parkway, Suite 3300
Atlanta, Georgia 30328

> **Re: Spectrum Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **File No. 001-13615**

Dear Mr. Genito:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief